Exhibit (a)(5)(H)

FOR IMMEDIATE RELEASE

DIME BANCORP STATEMENT IN RESPONSE TO NORTH FORK’S
ANNOUNCEMENT REGARDING EXCHANGE OFFER

NEW YORK, September 28, 2000 — Dime Bancorp, Inc. (NYSE:DME) today released the following statement regarding North Fork Bancorporation’s announcement that it would not renew its exchange offer beyond its scheduled September 29, 2000, expiration date.

“We are pleased, but not surprised, with North Fork’s decision to abandon its hostile exchange offer and terminate its agreement with FleetBoston Financial Corp.,” said Lawrence J. Toal, Dime’s Chief Executive Officer. “Accelerating our growth strategy to provide increased returns for Dime’s stockholders continues to be our top priority. The profit improvement initiatives that we announced on September 15 are on track and we expect them to have a positive impact on 2001 earnings and on the value of our franchise.”

At June 30, 2000, Dime had assets of $25.3 billion, deposits of $14.3 billion, and stockholders equity of $1.6 billion. Dime Bancorp is the parent company of The Dime Savings Bank of New York, FSB (www.dime.com), a regional bank serving consumers and businesses through 127 branches located throughout the greater New York City metropolitan area. Directly and through North American Mortgage Company (www.namc.com), Dime also provides consumer loans, insurance products and mortgage banking services throughout the United States.

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CONTACT:
Abernathy MacGregor Group, New York Mike Pascale/Rhonda Barnat (212) 371-5999	Dime Franklin L. Wright (212) 326-6170